UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
STARWOOD HOTEL & RESORTS WORLDWIDE, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
85590A401

(CUSIP Number)
Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 29, 2008

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.	85590A401	Schedule 13D/A	Page	2	of	8

1	NAME OF REPORTING PERSONS. EGI-SSE I, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,750,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Calculated based on 183,026,229 shares of Common Stock, par value $0.01, outstanding on October 29, 2008, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2008, filed November 5, 2008.

CUSIP No.	85590A401	Schedule 13D/A	Page	3	of	8

1	NAME OF REPORTING PERSONS. EGI-SSE I Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,750,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) Calculated based on 183,026,229 shares of Common Stock, par value $0.01, outstanding on October 29, 2008, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2008, filed November 5, 2008.

CUSIP No.	85590A401	Schedule 13D/A	Page	4	of	8

1	NAME OF REPORTING PERSONS. SZ Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,750,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Calculated based on 183,026,229 shares of Common Stock, par value $0.01, outstanding on October 29, 2008, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2008, filed November 5, 2008.

CUSIP No.	85590A401	Schedule 13D/A	Page	5	of	8

1	NAME OF REPORTING PERSONS. Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,750,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Calculated based on 183,026,229 shares of Common Stock, par value $0.01, outstanding on October 29, 2008, based on the information provided by the Issuer in its Form 10-Q for the period ended September 30, 2008, filed November 5, 2008.

CUSIP No. 85590A401	Schedule 13D/A	Page 6 of 8
ITEM 1. Security of the Issuer.
This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the “Issuer”).
Items 6 and 7 of the Schedule 13D are hereby amended as follows:

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by appending the following thereto:
On December 29, 2008, the Issuer and Equity Group Investments, L.L.C. (“EGI”), an affiliate of the Reporting Persons, entered into a confidentiality agreement to facilitate the sharing of information between the Issuer and EGI. Pursuant to the Confidentiality Agreement, EGI agreed to restrictions on its use and disclosure of the Company’s confidential information and limitations on its ability to effect a change in control of the Company. Pursuant to the Confidentiality Agreement, such restrictions are also applicable to certain of EGI’s affiliates, including the Reporting Persons hereunder.
Except for the matters described in this Schedule, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.
ITEM 7. Exhibits.
Item 7 is hereby amended by appending the following thereto:
1.	Letter agreement between Equity Group Investments, L.L.C. and Starwood Hotels & Resorts Worldwide, Inc. dated December 29, 2008, attached as Exhibit 1 hereto

CUSIP No. 85590A401	Schedule 13D/A	Page 7 of 8
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: December 29, 2008
EGI-SSE I, L.P.
By: EGI-SSE I Corp., its General Partner
EGI-SSE I CORP.
Each by: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Director
SZ INVESTMENTS, L.L.C.
Each by: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President
CHAI TRUST COMPANY, LLC
By: /s/ JAMES G. BUNEGAR
Name: James G. Bunegar
Title: Vice President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 85590A401	Schedule 13D/A	Page 8 of 8
EXHIBIT INDEX
1.	Letter agreement between Equity Group Investments, L.L.C. and Starwood Hotels & Resorts Worldwide, Inc. dated December 29, 2008, attached as Exhibit 1 hereto